UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Name of Issuer:  The Alpine Group, Inc.

Title of Class of Securities:  Common Stock, $.01 par value.

CUSIP Number:  020825105

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                      Craig A. Drill
               c/o Craig Drill Capital L.P.
                     767 Fifth Avenue
                 New York, New York  10153

  (Date of Event which Requires Filing of this Statement)

                          6/24/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig A. Drill


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5.  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power




8.  Shared Voting Power

         922,000









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9.  Sole Dispositive Power




10. Shared Dispositive Power

         922,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         922,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.46%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!






















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


CUSIP No.  020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig Drill Capital, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power




8.  Shared Voting Power

         922,000

9.  Sole Dispositive Power




10. Shared Dispositive Power

         922,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         922,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.46%


14. Type of Reporting Person*

         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!






















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


CUSIP No.  020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig Drill Capital L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power




8.  Shared Voting Power

         922,000

9.  Sole Dispositive Power




10. Shared Dispositive Power

         922,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         922,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.46%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!






















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


Item 1.  Security and Issuer

         This statement relates to the Common Stock of The

         Alpine Group, Inc. ("AGI"), a Delaware corporation.

         AGI's principal executive office is located at 1790

         Broadway, New York, New York 1OO19-1412.



Item 2.  Identity and Background

         This statement is being filed on behalf of Craig A.

         Drill, Craig Drill Capital, L.L.C. (the "L.L.C."),

         a Delaware limited liability company, and Craig

         Drill Capital L.P. (the "Partnership"), a Delaware

         limited partnership.  Mr. Drill is the managing

         member of the L.L.C., which is general partner of

         the Partnership.  The address for Mr. Drill, the

         L.L.C. and the Partnership is 767 Fifth Avenue, New

         York New York 10153.

         The principal business of Mr. Drill and the L.L.C.

         is to act as private investment managers.  The

         Partnership is a private investment partnership

         formed to trade and invest primarily in securities

         and financial instruments.

         Neither Mr. Drill, the L.L.C. nor the Partnership

         has, during the last five years, been convicted in

         a criminal proceeding (excluding traffic violations




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


         or similar misdemeanors).  Neither Mr. Drill, the

         L.L.C. nor the Partnership has, during the last

         five years, been a party to a civil proceeding of a

         judicial or administrative body of competent

         jurisdiction which resulted in a judgment, decree

         or final order enjoining future violations of, or

         prohibiting or mandating activities subject to

         federal or state securities laws of finding any

         violation with respect to such laws.

         Mr. Drill is a citizen of the United States of

         America.



Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Drill, the L.L.C. and

         the Partnership are deemed to beneficially own

         922,000 shares of common stock (the "Common

         Shares").  The Common Shares were purchased in open

         market transactions at an aggregate cost of

         $7,810,375.14.

         The funds for the purchase of the Common Shares

         were obtained from the working capital of the

         Partnership which, in the normal course of its

         business, was comprised of the Partnership's equity

         contributed by the limited partners and the general




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


         partner, and earnings from the Partnership's

         operations.  No leverage was used to purchase the

         Common Shares.



Item 4.  Purpose of Transaction

         The Common Shares deemed to be beneficially owned

         by Mr. Drill, the L.L.C. and the Partnership were

         acquired for and are being held for investment

         purposes.  Neither of Mr. Drill, the L.L.C. nor the

         Partnership has any plan or proposal which relates

         to, or would result in, any of the actions

         enumerated in Item 4 of the Instructions to

         Schedule 13D.



Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Drill, the L.L.C. and

         the Partnership are deemed to be the beneficial

         owners of 922,000 Common Shares.  Based on AGI's

         most recently filed Form 10K, there are believed to

         be 16,889,781 Common Shares of AGI outstanding.

         Therefore, Mr. Drill, the L.L.C. and the

         Partnership are deemed to beneficially own 5.46% of

         the outstanding Common Shares.  Each of Mr. Drill,

         the L.L.C. and the Partnership share the power to




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


         vote, direct the vote, dispose of or direct the

         disposition of all Common Shares of which they are

         deemed to beneficially own.

         A description of the Partnership's transactions in

         the Common Shares over the past 60 days appears

         below:



Trade Date    Transaction    Number of Shares  Price per Share

09/10/97          Buy           22,300             14.416
09/09/97          Buy           12,400             14.230
09/09/97          Buy            3,600             14.250
09/03/97          Buy           18,400             14.490
08/20/97          Buy            3,200             13.560
08/20/97          Buy            8,500             13.180
08/18/97          Buy            1,500             11.430


Item 6.  Contracts, Arrangements, Understandings of
         Relationships With Respect to Securities of the Issuer

         Neither of Mr. Drill, the L.L.C. or the Partnership

         has any contracts, arrangements, understandings or

         relationships with any person with respect to the

         Common Shares.















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


Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Joint Filing Agreement

Signature

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



September 15, 1997


                             /s/ Craig A. Drill
                             Craig A. Drill


                             Craig Drill Capital L.L.C.

                             By:/s/ Craig A. Drill
                                  Craig A. Drill
                                  Managing Member


                             Craig Drill Capital L.P.

                             By: Craig Drill Capital L.L.C.,
                                    its general partner


                             By:/s/ Craig A. Drill
                                  Craig A. Drill
                                  Managing Member














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



                                       Exhibit A

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated
September 15, 1997 relating to the Common Shares of The
Alpine Group, Inc. shall be filed on behalf of the undersigned.

                             /s/ Craig A. Drill
                                Craig A. Drill


                             Craig Drill Capital L.L.C.

                             By:/s/ Craig A. Drill
                                Craig A. Drill
                                Managing Member


                             Craig Drill Capital L.P.

                             By: Craig Drill Capital L.L.C.,
                               its general partner


                             By:/s/ Craig A. Drill
                                Craig A. Drill
                                Managing Member





















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